UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  ) *

Aeglea BioTherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00773J103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 00773J103	Page 2 of 10

1.	Names of Reporting Persons Lilly Ventures Fund I, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,568,543 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,568,543 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,568,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.1% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, LV owns 2,568,543 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management’s voting and dispositive decisions with respect to the shares held by LV are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.

(3)	This percentage is calculated based upon 13,430,833 outstanding shares of Common Stock of the Issuer as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 as filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP 00773J103	Page 3 of 10

1.	Names of Reporting Persons LV Management Group, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,568,543 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,568,543 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,568,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.1% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, LV owns 2,568,543 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management’s voting and dispositive decisions with respect to the shares held by LV are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.

(3)	This percentage is calculated based upon 13,430,833 outstanding shares of Common Stock of the Issuer as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 as filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP 00773J103	Page 4 of 10

1.	Names of Reporting Persons S. Edward Torres
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,568,543 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,568,543 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,568,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.1% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, LV owns 2,568,543 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management’s voting and dispositive decisions with respect to the shares held by LV are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.

(3)	This percentage is calculated based upon 13,430,833 outstanding shares of Common Stock of the Issuer as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 as filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP 00773J103	Page 5 of 10

1.	Names of Reporting Persons Steven E. Hall, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,568,543 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,568,543 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,568,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.1% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

(2)	As described in Item 4 below, LV owns 2,568,543 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management’s voting and dispositive decisions with respect to the shares held by LV are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.

(3)	This percentage is calculated based upon 13,430,833 outstanding shares of Common Stock of the Issuer as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 as filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP 00773J103	Page 6 of 10

1.	Names of Reporting Persons Armen B. Shanafelt, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,000 (2)
	6.	Shared Voting Power 2,568,543 (3)
	7.	Sole Dispositive Power 6,000 (2)
	8.	Shared Dispositive Power 2,568,543 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,574,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.2% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	Lilly Ventures Fund I, LLC (“LV”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

(2)	Consists of shares issuable upon options held by the Reporting Person that are exercisable within sixty days of December 31, 2016.

(3)	As described in Item 4 below, LV owns 2,568,543 shares of the Issuer’s Common Stock. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management’s voting and dispositive decisions with respect to the shares held by LV are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.

(4)	This percentage is calculated based upon 13,430,833 outstanding shares of Common Stock of the Issuer as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 as filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP 00773J103	Page 7 of 10

Item 1(a).	Name of Issuer: Aeglea BioTherapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 S. MoPac Expressway

Barton Oaks Plaza One

Suite 250

Austin, TX 78746

Item 2(a).	Name of Person Filing:

(i)	Lilly Ventures Fund I, LLC
(ii)	LV Management Group, LLC
(iii)	S. Edward Torres
(iv)	Steven E. Hall, Ph.D.
(v)	Armen B. Shanafelt, Ph.D.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o LV Management Group, LLC

115 West Washington Street, Suite 1680-South

Indianapolis, Indiana 46204.

Item 2(c).	Citizenship:

(i)	Lilly Ventures Fund I, LLC	Delaware limited liability company
(ii)	LV Management Group, LLC	Delaware limited liability company
(iii)	S. Edward Torres	United States citizen
(iv)	Steven E. Hall, Ph.D.	United States citizen
(v)	Armen B. Shanafelt, Ph.D.	United States citizen

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 00773J103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016:

Reporting Person	Number of Shares						Beneficial Ownership Percentage (2)
	Held Directly	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition		Beneficially Owned
		Sole	Shared (1)	Sole	Shared (1)
Lilly Ventures Fund I, LLC	2,568,543	0	2,568,543	0	2,568,543	2,568,543	19.1%
LV Management Group, LLC	0	0	2,568,543	0	2,568,543	2,568,543	19.1%
S. Edward Torres	0	0	2,568,543	0	2,568,543	2,568,543	19.1%
Steven E. Hall, Ph.D.	0	0	2,568,543	0	2,568,543	2,568,543	19.1%
Armen B. Shanafelt, Ph.D.	6,000 (3)	6,000	2,568,543	6,000	2,568,543	2,574,543	19.2%

CUSIP 00773J103	Page 8 of 10

(1)	All of these shares are held by LV. LV Management is the management company for LV and has voting and dispositive power over the shares held by LV. LV Management’s voting and dispositive decisions with respect to the shares held by LV are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.

(2)	This percentage is calculated based upon 13,430,833 outstanding shares of Common Stock of the Issuer as of November 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 as filed with the Securities and Exchange Commission on November 9, 2016.

(3)	Consists of shares issuable upon options held by Dr. Shanafelt that are exercisable within sixty days of December 31, 2016.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Eli Lilly and Company, as the holder of an economic interest in LV, has the right to receive dividends from, or the proceeds from the sale of, a portion of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP 00773J103	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

LILLY VENTURES FUND I, LLC

By:	LV Management Group, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

LV MANAGEMENT GROUP, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

/s/ S. Edward Torres
S. EDWARD TORRES

/s/ Steven E. Hall, Ph.D.
STEVEN E. HALL PH.D

/s/ Armen B. Shanafelt, Ph.D.
ARMEN B. SHANAFELT, PH.D

CUSIP 00773J103	Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 14, 2017

LILLY VENTURES FUND I, LLC

By:	LV Management Group, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

LV MANAGEMENT GROUP, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

/s/ S. Edward Torres
S. EDWARD TORRES

/s/ Steven E. Hall, Ph.D.
STEVEN E. HALL PH.D

/s/ Armen B. Shanafelt, Ph.D.
ARMEN B. SHANAFELT, PH.D